Exhibit 2.2

Transition Services Agreement

by and between

Ralcorp Holdings, Inc.

and

Post Holdings, Inc.

Dated as of February 3, 2012

i

ii

Transition Services Agreement

This Transition Services Agreement is made as of February 3, 2012 by and between Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), and Post Holdings, Inc. (“Post”), a Missouri corporation and direct, wholly owned subsidiary of Ralcorp.

Recitals

A. Post, through its Subsidiaries, is or will be engaged in the business of manufacturing, distributing and marketing Post® brand ready-to-eat cereal products (the “Post Business”).

B. Ralcorp, through its Subsidiaries (other than Post and its Subsidiaries), is engaged in the businesses of manufacturing, distributing and marketing a variety of private brand, regional and value brand food products (the “Ralcorp Business”).

C. The Board of Directors of Ralcorp has determined that it would be advisable and in the best interests of Ralcorp and its shareholders for Ralcorp to distribute on a pro rata basis to the holders of Ralcorp’s common stock at least 80% of the outstanding shares of Post common stock owned by Ralcorp (the “Distribution”).

D. Ralcorp and Post have entered into a Separation and Distribution Agreement dated as of February 2, 2012 (the “Distribution Agreement”) in order to carry out, effect and consummate the foregoing transactions.

E. To facilitate the transactions described above, Ralcorp and Post deem it to be appropriate and in the best interests of Ralcorp and Post that Ralcorp provide certain Services to Post on the terms and conditions set forth herein.

Agreements

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

Definitions and Usage

Section 1.01	Definitions

Unless otherwise defined herein, each capitalized term shall have the meaning specified for such term in the Distribution Agreement. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.01:

“Additional Services” has the meaning set forth in Section 3.02. Any Additional Services provided pursuant to this Agreement shall be deemed to be “Services” under this Agreement.

“Agreement” means this Transition Services Agreement together with those portions of the Distribution Agreement referenced herein and the Services Letter attached hereto and incorporated herein by this reference and all amendments, modifications and changes hereto and thereto.

“Applicable Law” means any applicable law, statute, rule or regulation of any Governmental Authority or any outstanding order, judgment, injunction, ruling or decree by any Governmental Authority.

“Authorized Representative” means, for each Party, with respect to a particular Service, the individuals listed as such next to the name of such Party in the part of the Services Letter applicable to such Service.

“Availed Party” has the meaning set forth in Section 8.02(a).

“Fees” with respect to a particular Service shall be the fees listed as such in the part of the Services Letter applicable to such Service.

“Partial Termination” has the meaning set forth in Section 3.03(a).

“Party” means Ralcorp or Post, as applicable. “Parties” means Ralcorp and Post.

“Sales Taxes” has the meaning set forth in Section 5.02.

“Security Regulations” has the meaning set forth in Section 8.02(a).

“Services” means the Services generally described in the Services Letter and any other Service provided by Ralcorp or any of its Subsidiaries pursuant to this Agreement.

“Services Letter” means the letter delivered by Ralcorp to Post describing the Services subject to this Agreement.

“Systems” has the meaning set forth in Section 8.02(a).

Section 1.02	Interpretation.

(a) In this Agreement, unless the context clearly indicates otherwise:

(i) words used in the singular include the plural and words used in the plural include the singular;

(ii) references to any Person include such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and a reference to such Person’s “Subsidiaries” shall be deemed to mean such Person’s Subsidiaries following the Distribution;

(iii) any reference to any gender includes the other gender and the neuter;

(iv) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”;

(v) the words “shall” and “will” are used interchangeably and have the same meaning;

(vi) the word “or” shall have the inclusive meaning represented by the phrase “and/or”;

(vii) any reference to any Article or Section means such Article or Section of this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition;

(viii) the words “herein,” “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision of this Agreement;

(ix) any reference to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement;

(x) any reference to any law (including statutes and ordinances) means such law (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability;

(xi) relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including”;

(xii) accounting terms used herein shall have the meanings historically ascribed to them by Ralcorp and its Subsidiaries, including Post and its Subsidiaries, in its and their internal accounting and financial policies and procedures in effect as of the date of this Agreement;

(xiii) if there is any conflict between the provisions of the Distribution Agreement and this Agreement, the provisions of this Agreement shall control with respect to the subject matter hereof; if there is any conflict between the provisions of the main body of this Agreement and the Services Letter, the provisions of the main body of this Agreement shall control unless explicitly stated otherwise in the Services Letter;

(xiv) the titles to Articles and headings of Sections contained in this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of or to affect the meaning or interpretation of this Agreement;

(xv) any portion of this Agreement obligating a Party to take any action or refrain from taking any action, as the case may be, shall mean that such Party shall also be obligated to cause its relevant Subsidiaries to take such action or refrain from taking such action, as the case may be (and, accordingly, if Services are provided by Subsidiaries of Ralcorp, references to “Ralcorp” shall be deemed to be references to such Subsidiaries which provide the Services under this Agreement);

(xvi) unless otherwise specified in this Agreement, all references to dollar amounts herein shall be in respect of lawful currency of the United States; and

(xvii) the language of this Agreement shall be deemed to be the language the Parties hereto have chosen to express their mutual intent, and no rule of strict construction shall be applied against either Party.

Article II

Term

Section 2.01	Term.

The term of this Agreement shall commence on the Distribution Date and end on the 24-month anniversary of the Distribution Date (the “Term”).

Article III

Performance of Services

Section 3.01	General.

(a) During the Term, and subject to the terms and conditions of this Agreement, Ralcorp will use commercially reasonable efforts to provide, or cause to be provided, the Services to Post and its Subsidiaries. Unless specifically provided to the contrary in the Services Letter, all Services provided pursuant to this Agreement shall be performed or provided, as applicable: (i) with the use of reasonable care; (ii) consistent with this Agreement and in substantially the same manner (including as to level, quality and timeliness) as such Services have been provided to the Post Business by the Ralcorp Parties on or prior to the Distribution Date (except to the extent that such level of care and diligence will be reduced by reason of the fact that Ralcorp is not providing executive management services to Post and its Subsidiaries from and after the Distribution Date); (iii) in material compliance with applicable laws, rules and regulations; and (iv) with substantially the same priority under comparable circumstances as it provides such services to itself and its Subsidiaries; provided, however, that nothing in this Agreement will require Ralcorp to favor Post or its Subsidiaries over the other business operations of Ralcorp or its Subsidiaries.

(b) Except in the case of Ralcorp’s gross negligence, fraud, bad faith or willful misconduct, Ralcorp’s sole responsibility to Post for errors or omissions in Services shall be to furnish correct information, payment and/or adjustment in the Services, at no additional cost or expense to Post.

(c) Notwithstanding anything to the contrary in this Agreement, neither Ralcorp nor any of its Subsidiaries shall be required to perform Services hereunder or take any actions relating thereto that conflict with or violate Applicable Law, any Contract, Third-Party Consent or Governmental Approvals or Consents.

(d) Except as provided in the portion of the Services Letter for a specific Service: (i) Ralcorp shall be required to provide the Services only to the extent such Services are being provided by Ralcorp for Post or its Subsidiaries immediately prior to the Effective Time; (ii) the Services will be available only for purposes of conducting the business of Post substantially in the manner it was conducted prior to the Effective Time; and (iii) Ralcorp shall be required to provide the Services at 2503 S. Hanley Road, St. Louis, MO 63144, or at the locations such Services are being provided by Ralcorp for Post or its Subsidiaries immediately prior to the Effective Time.

(e) Except as provided in the portion of the Services Letter for a specific Service, in providing the Services, Ralcorp shall not be obligated to: (i) hire any additional employees; (ii) maintain the employment of any specific employee; (iii) purchase, lease or license any additional facilities, equipment or software; or (iv) pay any costs related to the transfer or conversion of Post data to Post or any alternate supplier of Services.

(f) Neither Post nor any of its Subsidiaries may sell, transfer, assign or otherwise use the Services provided hereunder, in whole or in part, for the benefit of any Person other than Post or its existing Subsidiaries as of the Effective Time.

(g) Post acknowledges the transitional nature of the Services and that Ralcorp may make changes from time to time in the manner of performing the Services if Ralcorp is making similar changes in performing similar services for itself and its Subsidiaries.

Section 3.02	Additional Services.

If Post reasonably determines that additional transition services (not listed in the Services Letter) of the type previously provided by the Ralcorp Parties to the Post Business are necessary to conduct the Post Business and Post or its Subsidiaries are not able to provide such services to the Post Business, then Post may provide written notice thereof to Ralcorp. Upon receipt of such notice by Ralcorp, if Ralcorp is willing, in its sole discretion, to provide such additional service during the Term, the Parties will negotiate in good faith an amendment to the Services Letter setting forth the additional service (each such service an “Additional Service”), the terms and conditions for the provision of such Additional Service and the Fees payable by Post for such Additional Service, such Fees to be determined on an arm’s-length basis. Ralcorp shall not be required to agree to provide any Additional Services during the term of this Agreement.

Section 3.03	Procedure.

(a) Any requests by a Party to the other Party regarding (i) the Services or (ii) any modification or alteration to the provision of the Services must be made by an Authorized Representative (it being understood that the Party receiving such Service shall not be obligated to agree to any modification or alteration requested thereby). Post shall provide no less than 90 days written notice (unless a shorter time is mutually agreed upon by the Parties) to Ralcorp of any Services that, prior to the expiration of the Term, are no longer needed from the Ralcorp Parties, in which case this Agreement shall terminate as to such Services, provided that Ralcorp must consent to such early termination, such consent not to be unreasonably withheld, conditioned or delayed (a “Partial Termination”). The Parties shall mutually agree as to the effective date of any Partial Termination. In the event of any termination prior to the scheduled expiration of the Term or of any Partial Termination hereunder, (x) with respect to any terminated Services in which the Fee for such terminated Services is charged as a flat monthly rate, if termination occurs other than the end of the month, the Fee for that month shall be pro-rated to reflect a partial month, and (y) with respect to any other terminated Services, all amounts due pursuant to the terms hereof with respect to the terminated Services shall be appropriately pro-rated and reduced to reflect such shortened period during which such Services are actually provided hereunder, and Ralcorp shall refund to Post an appropriate pro-rated amount for any such Services that have been paid for by Post in advance. Notwithstanding the immediately preceding sentence, to the extent any amounts due or advances made hereunder relate to costs or expenses that have been or will be incurred and that cannot be recovered by a Ralcorp Party, such amounts due or advances made shall not be pro-rated or reduced and no Ralcorp Party shall be required to refund to Post any pro-rated amount for such costs or expenses; and Post shall reimburse Ralcorp for any Third-Party cancellation or similar charges incurred as a result of such early termination. Notwithstanding anything to the contrary hereunder, each Party may avail itself of the remedies set forth in Section 3.04(b) and Section 10.02 without fulfilling the notice requirements of this Section 3.03(a).

(b) In the event of a Partial Termination, this Agreement shall remain in full force and effect with respect to the Services which have not been terminated by the Parties as provided herein.

(c) Each Party acknowledges and agrees that certain of the Services to be provided under this Agreement have been, and will continue to be provided (in accordance with this Agreement) to the Post Business by Third Parties designated by Ralcorp. To the extent so provided, Ralcorp shall use commercially reasonable efforts to (a) cause such Third Parties to provide such Services under this Agreement and/or (b) enable Post and its Subsidiaries to avail itself of such Services; provided, however, that if any such Third Party is unable or unwilling to provide any such Services, the Parties agree to use their commercially reasonable efforts to determine the manner, if any, in which such Services can best be provided (it being acknowledged and agreed that any costs or expenses to be incurred in connection with obtaining a Third Party to provide any such Services shall be paid by Post on a pass-through basis; provided that Ralcorp shall use commercially reasonable efforts to communicate the costs or expenses expected to be incurred in advance of incurring such costs or expenses).

Section 3.04	Disclaimer of Warranties: Force Majeure.

(a) Except as expressly set forth in this Agreement: (i) Post acknowledges and agrees that Ralcorp makes no warranties of any kind with respect to the Services to be provided hereunder; and (ii) Ralcorp hereby expressly disclaims all warranties, expressed or implied, of any kind with respect to the Services to be provided hereunder, including any warranty of non-infringement, merchantability, fitness for a particular purpose or conformity to any representation or description as to the Services provided hereunder. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SERVICES TO BE PROVIDED UNDER THIS AGREEMENT WILL BE PROVIDED AS IS, WHERE IS, WITH ALL FAULTS, AND WITHOUT WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF NON-INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO ANY REPRESENTATION OR DESCRIPTION, TITLE OR ANY OTHER WARRANTY WHATSOEVER.

(b) If Ralcorp, any of its Subsidiaries or any Third-Party service provider is prevented from or delayed in complying, either totally or in part, with any of the terms or provisions of this Agreement by reason of fire, flood, storm, strike, walkout, lockout or other labor trouble or shortage, delays by unaffiliated suppliers or carriers, shortages of fuel, power, raw materials or components, equipment failure, any law, order, proclamation, regulation, ordinance, demand, seizure or requirement of any Governmental Authority, riot, civil commotion, war, rebellion, act of terrorism, nuclear or other accident, explosion, casualty, pandemic, or act of God, or act, omission or delay in acting by any governmental or military authority or Post or any of its Subsidiaries or any other cause, whether or not of a class or kind listed in this sentence, beyond the reasonable control and without the fault of Ralcorp, then upon notice to Post, the affected provisions and/or other requirements of this Agreement shall be suspended during the period of such disability and, unless otherwise set forth herein to the contrary, Ralcorp shall have no liability to Post, its Subsidiaries or any other Person in connection therewith. Ralcorp shall use commercially reasonable efforts to promptly remove such disability as soon as possible; provided, however, that nothing in this Section 3.04(b) will be construed to require the settlement of any strike, walkout, lockout or other labor dispute on terms which, in the reasonable judgment of Ralcorp, are contrary to its interest. It is understood that the settlement of a strike, walkout, lockout or other labor dispute will be entirely within the discretion of Ralcorp. If Ralcorp is unable to provide any of the Services due to a disability described in the first sentence of this Section 3.04(b), each Party shall use commercially reasonable efforts to cooperatively seek a solution that is mutually satisfactory to the Parties. In addition, upon becoming aware of a disability causing a delay in performance or preventing performance of any obligations of Ralcorp under this Agreement, Ralcorp shall promptly notify Post in writing of the existence of such disability and the anticipated duration of the disability. Post shall have the right, but not the obligation, to engage subcontractors to perform such obligations for the duration of the period during which such disability delays or prevents the performance of such obligation by Ralcorp, it being agreed that the Fees paid or payable under this Agreement with respect to the Service affected by the disability shall be reduced (or refunded, if applicable) on a dollar-for-dollar basis for all amounts paid by Post to such subcontractors, provided that Ralcorp shall not be responsible for the amount of fees charged by any such subcontractors to perform such Services to the extent they exceed the Fees for the applicable period of disability. Notwithstanding anything to the contrary hereunder, Ralcorp shall use efforts of a type, intensity and duration which, taking into account the type of Services and the significance of such Services to the Post Business, represent a reasonably appropriate response to such disability, but in any event no less than commercially reasonable efforts. In addition and notwithstanding anything hereunder to the contrary, the Parties agree that this Section 3.04(b) shall not be construed so as to excuse Ralcorp from complying with any of its obligations under Article VIII.

Section 3.05	Employee Status.

During the Term of this Agreement:

(a) No employee of a Party shall be deemed an employee of the other Party by reason of such employee’s involvement in providing Services provided hereunder. The employing Party shall bear the sole responsibility for payment of each such employee’s wages, benefits, all withholding obligations to federal, state and local taxation and insurance authorities and all other costs and expenses associated with such employees.

(b) No workers’ compensation insurance shall be obtained by either Party for the employees of the other Party in connection with the Services provided hereunder.

(c) Each Party shall retain control over the time, manner and method of the employment of its employees. This retained control shall include the right to review employees’ performance, determine employees’ compensation and benefits, discipline employees and determine whether or not to continue employees’ employment.

(d) This Agreement shall not be construed as an agreement granting employees any employment rights for a specific duration, and shall not constrain a Party’s right to terminate the employment relationship with any of its employees.

(e) Each employee shall be entitled to take vacation and other time off in accordance with the policies of his or her employer, including sick leave and military leave.

Article IV

Cooperation

Section 4.01	Cooperation.

Each Party shall, and shall cause its Subsidiaries to, use good faith efforts to provide reasonable cooperation to the other Party in all matters relating to the provision and receipt of the Services, including providing information and documentation reasonably requested by the other Party, other than information and documentation covered by any of the exceptions contained in Article XIII of the Distribution Agreement, sufficient for Ralcorp to provide the Services and making available, as reasonably requested by the other Party, timely decisions, approvals and acceptances in order that the other Party and its Subsidiaries may perform their respective obligations under this Agreement in a timely manner.

Section 4.02	Consents.

(a) Each Party shall, and shall cause its Subsidiaries to, provide reasonable cooperation to obtain all Third-Party Consents for any Third-Party software or other Third-Party intellectual property related to the provision of the Services sufficient to enable Ralcorp to perform the Services in accordance with this Agreement; provided, however, that neither Party shall be obligated under this Agreement to pay any consideration, grant any concession or incur any Liability to any Third Party to obtain any such Third-Party Consent.

(b) In the event that any Third-Party Consent or any Governmental Approval and Consent required for the provision of Services hereunder is not obtained then, unless and until such Third-Party Consent or Governmental Approval and Consent is obtained, the Parties shall, to the extent practicable, provide reasonable cooperation to each other in achieving a reasonable alternative arrangement for Post to continue to process its work and for Ralcorp to perform such Services.

Section 4.03	Informal Dispute Resolution.

The Authorized Representatives of Ralcorp and Post (each of whom shall have the authority to legally bind the Party it represents) shall meet as often as shall reasonably be requested by either Party to review the performance of the other Party under this Agreement. In the event of any dispute or disagreement between the Parties either with respect to the interpretation of any provision of this Agreement, or with respect to the performance by Ralcorp or Post hereunder, then upon the written request of Ralcorp or Post each Party shall appoint within 14 days a designated officer whose task it shall be to meet for the purpose of endeavoring to resolve such dispute or to negotiate for an adjustment to such provision of the Agreement. The Parties shall use commercially reasonable efforts to cause their respective designated officers to meet within 15 days following identification of the designated officers. The designated officers shall meet as often as the Parties reasonably deem necessary in order to gather and furnish to the other all information with respect to the matter in issue which the Parties believe to be appropriate and germane in connection with its resolution. Such officers shall discuss the problem and/or negotiate in good faith in an effort to resolve the dispute or renegotiate the applicable provision without the necessity of any formal proceeding relating thereto. During the course of such negotiation, subject to the Parties’ respective confidentiality obligations and subject to the provisions of Section 4.01, all reasonable requests made by either Party to the other for information shall be honored in order that each of the Parties may be fully advised in the matter. The specific format for such discussions shall be left to the discretion of the designated officers but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other Party. Except for claims arising under Article VIII, the Parties agree to follow the dispute resolution process set forth in this Section 4.03 prior to the commencement of any Action under Section 12.13.

Article V

Fees

Section 5.01	Fees.

Post shall pay Ralcorp the Fees for the Services provided by Ralcorp under this Agreement. The Fees with respect to a particular Service are set forth in the part of the Services Letter applicable to such Service.

Section 5.02	Taxes.

In addition to any amounts otherwise payable under this Agreement, Post shall be responsible for any and all sales, use, excise or similar taxes arising under with respect to the Services (“Sales Taxes”) and shall either (a) remit such Sales Taxes to Ralcorp (and Ralcorp shall remit the amounts so received to the applicable taxing authority) or (b) provide Ralcorp with a certificate or other proof evidencing an exemption from liability for such Sales Tax; provided, that Ralcorp shall be responsible for any taxes based on the net income of Ralcorp or property taxes based on property owned or leased by Ralcorp used to provide the Services. Both Parties agree to cooperate with the other Party and take reasonable measures to minimize the other Party’s tax liability.

Article VI

Invoice and Payment; Audit

Section 6.01	Invoices and Payment.

Within 20 days following the end of each month during the Term (or within 20 days after receipt of a Third Party supplier’s invoice in the case of Services that are provided by a Third-Party supplier), Ralcorp will submit to Post for payment a written statement of amounts due under this Agreement for such month. The statement will set forth the Fees, in the aggregate and itemized, based on the descriptions set forth in the Services Letter. Each statement will specify the nature of any amounts due for any Fees as set forth in the Services Letter and will contain reasonably satisfactory documentation in support of such amounts as specified therein and such other supporting detail as Post may reasonably require to validate such amounts due.

Section 6.02	Timing of Payment; No Offsets.

Post will pay all amounts due pursuant to this Agreement within 30 days after the date upon which each such statement that is required to be provided hereunder is received by Post. Post shall not offset any amounts owing to it by Ralcorp or any of its Subsidiaries against amounts payable by Post under any other agreement or arrangement. All timely payments under this Agreement shall be made without early payment discount.

Section 6.03	Non-Payment.

If Post fails to pay the full amount of any invoice within 30 days after its receipt of the invoice, such failure shall be considered a material default under this Agreement. The remedies provided to Ralcorp by this Section 6.03 and by Section 10.02 shall be without limitation of any other applicable provisions of this Agreement. Payments made after the date they are due shall bear interest at a rate per annum equal to the Prime Rate plus 5.0% (compounded monthly).

Section 6.04	Payment Disputes.

Post may object to any amounts for any Service invoiced to it at any time before, at the time of, or after payment is made, provided such objection is made in writing to Ralcorp within 90 days following the end of the quarter in which such Services were provided. Post shall timely pay the disputed items in full while resolution of the dispute is pending; provided, however, that Ralcorp shall pay interest at a rate per annum equal to the Prime Rate plus 3.0% (compounded monthly) on any amounts it is required to return to Post upon resolution of the dispute. Payment of any amount shall not constitute approval thereof. Any dispute under this Section 6.04 shall be resolved in accordance with the provisions of Section 4.03.

Section 6.05	Audit Rights.

(a) Post may, at its own cost and expense, audit (or cause an independent Third Party auditor to audit) the books, records and facilities of Ralcorp to the extent necessary to determine Ralcorp’s compliance with this Agreement with respect to Fees paid or payable pursuant to this Article VI or the performance of its other obligations set forth in this Agreement. For any given Service, Post shall have the right to audit the books, records and facilities of Ralcorp pertaining to such Service once for each twelve-month period during which payment obligations are due (and at such other times as may be required by applicable law); provided, however, that any such audit shall not be commenced later than six months after the termination of such Service.

(b) Any audit shall be conducted during regular business hours and in a manner that complies with the building and security requirements of, and does not unreasonably interfere with the operations of, Ralcorp. Article XIII of the Distribution Agreement shall apply with respect to any Information provided by Ralcorp in connection with any such audit. Post shall provide notice to Ralcorp not less than 30 days prior to the commencement of the audit and shall specify the date on which the audit will commence. If the audit concludes that an overpayment or underpayment has occurred during the audited period, then Post may raise an objection pursuant to the provisions of Section 6.04.

Article VII

Independence; Ownership of Assets

Section 7.01	Independence.

The Parties are independent contractors. All employees and representatives of Ralcorp and any of its Subsidiaries involved in providing Services shall be under the exclusive direction, control and supervision of Ralcorp or its Subsidiaries (or their subcontractors), and not of Post. In accordance with Section 3.05, Ralcorp or its Subsidiaries (or their subcontractors) will have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of such employees and representatives.

Section 7.02	Assets.

All procedures, methods, systems, strategies, tools, equipment, facilities and other resources used by Ralcorp, any of its Subsidiaries or any Third-Party service provider in connection with the provision of the Services hereunder shall remain the property of Ralcorp, its Subsidiaries or such service providers and, except as otherwise provided herein, shall at all times be under the sole direction and control of Ralcorp, its Subsidiaries or such Third-Party service provider. No license under any patents, know-how, trade secrets, copyrights or other rights is granted by Ralcorp in connection with this Agreement.

Article VIII

Confidentiality

Section 8.01	Confidentiality.

Each Party agrees that the specific terms and conditions of this Agreement and any information conveyed or otherwise received by or on behalf of a Party in conjunction herewith are confidential and are subject to the terms of the confidentiality provisions set forth in Section 13.08 of the Distribution Agreement.

Section 8.02	System Security.

(a) If any Party is given access to the other Party’s computer systems or software (collectively, “Systems”) in connection with the Services, the Party given access (the “Availed Party”) shall comply with all of the other Party’s system security policies, procedures and requirements that have been provided to the Availed Party in advance and in writing (collectively, “Security Regulations”), and shall not tamper with, compromise or circumvent any security or audit measures employed by such other Party. The Availed Party shall access and use only those Systems of the other Party for which it has been granted the right to access and use.

(b) Each Party shall use commercially reasonable efforts to ensure that only those of its personnel who are specifically authorized to have access to the Systems of the other Party gain such access, and use commercially reasonable efforts to prevent unauthorized access, use, destruction, alteration or loss of information contained therein, including notifying its personnel of the restrictions set forth in this Agreement and of the Security Regulations.

(c) If, at any time, the Availed Party determines that any of its personnel has sought to circumvent, or has circumvented, the Security Regulations, that any unauthorized Availed Party personnel has accessed the Systems, or that any of its personnel has engaged in activities that may lead to the unauthorized access, use, destruction, alteration or loss of data, information or software of the other Party, the Availed Party shall promptly terminate any such person’s access to the Systems and promptly notify the other Party. In addition, such other Party shall have the right to deny personnel of the Availed Party access to its Systems upon notice to the Availed Party in the event that the other Party reasonably believes that such personnel have engaged in any of the activities set forth above in this Section 8.02(c) or otherwise pose a security concern. The Availed Party shall use commercially reasonable efforts to cooperate with the other Party in investigating any apparent unauthorized access to such other Party’s Systems.

Article IX

No Partnership or Agency Relationship

Section 9.01	No Partnership or Agency Relationship.

Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, franchise or joint venture relationship between the Parties or any of their Subsidiaries. Neither Party shall have power to control the activities and operations of the other Party or its Subsidiaries, nor to bind or commit the other Party or its Subsidiaries.

Article X

Termination

Section 10.01	General.

Subject to the provisions of Section 10.04, this Agreement shall terminate, and the obligation of Ralcorp to provide all Services shall cease, on the earliest to occur of (i) the date on which the provision of all Services has been terminated by the Parties pursuant to Section 3.03, subject to the terms of Section 3.03, or (ii) the date on which the Term of this Agreement has ended pursuant to Section 2.01 or Section 10.02.

Section 10.02	Termination of Entire Agreement.

Subject to the provisions of Section 10.04, Post shall have the right to terminate this Agreement or effect a Partial Termination effective upon delivery of written notice to Ralcorp if Ralcorp: (a) makes an assignment for the benefit of creditors, or becomes bankrupt or insolvent, or is petitioned into bankruptcy, or takes advantage of any state, federal or foreign bankruptcy or insolvency act, or if a receiver or receiver/manager is appointed for all or any substantial part of its property and business and such receiver or receiver/manager remains undischarged for a period of 30 days; or (b) materially defaults in the performance of any of its covenants or obligations contained in this Agreement (or, in the case of a Partial Termination, with respect to the Services being terminated) and such default is not remedied to Post’ reasonable satisfaction within 45 days after receipt of written notice by Ralcorp informing Ralcorp of such default, or if such default is not capable of being cured within 45 days, if Ralcorp has not promptly begun to cure the default within such 45-day period and thereafter proceeded with all diligence to cure the same.

Section 10.03	Procedures on Termination.

Following any termination of this Agreement or Partial Termination, each Party will cooperate with the other Party as reasonably necessary to avoid disruption of the ordinary course of the other Party’s and its Subsidiaries’ businesses. Termination shall not affect any right to payment for Services provided prior to termination.

Section 10.04	Effect of Termination.

Section 4.03, Article V (with respect to Fees and Taxes attributable to periods prior to termination), Section 6.01, Section 6.02, Section 6.04, Section 6.05 and Section 10.03, this Section 10.04 and Article I, Article VII, Article VIII, Article XI and Article XII shall survive any termination of this Agreement. For the avoidance of doubt, neither (a) termination of a particular Service hereunder nor (b) termination of this Agreement with respect to the Services provided under one part of the Services Letter, but not the other parts of the Services Letter, shall be a termination of this Agreement.

Article XI

Indemnification

Section 11.01	Indemnification by Post.

Post shall indemnify, defend and hold harmless each of the Ralcorp Indemnified Parties for any Losses and Expenses incurred by them in connection with or arising out of: (i) any material breach of this Agreement by Post; (ii) any Third-Party Claim, costs of coverage, administrative expenses, and any other Losses and Expenses relating to the provision or performance of Services in connection with employee benefits except to the extent that such Losses and Expenses are finally determined by a final non-appealable decision of a court having jurisdiction over Ralcorp and Post or pursuant to Article XII of the Distribution Agreement to have arisen out of the material breach of this Agreement, gross negligence, willful misconduct or bad faith of Ralcorp, its Subsidiaries, employees, suppliers or contractors; and (iii) any other Third-Party Claims, Losses and Expenses relating to any action or inaction by Post, its Subsidiaries, employees, suppliers, or contractors which has affected or may affect or otherwise gives rise to claims in connection with contractual rights of such Third-Parties relating to employee benefits services, including, without limitation, any Third-Party administrative services or other agreements relating to employee benefits.

Section 11.02	Indemnification by Ralcorp.

Ralcorp shall indemnify, defend and hold harmless the Post Indemnified Parties for any Losses and Expenses incurred by them in connection with or arising out of: (i) any material breach of this Agreement by Ralcorp; (ii) Ralcorp’s, its Subsidiaries’, employees’, suppliers’ or contractors’ gross negligence, willful misconduct or bad faith in the provision of the Services by Ralcorp, its Subsidiaries, employees, suppliers or contractors pursuant to this Agreement; (iii) any Action that determines that the provision by any Ralcorp Party and/or the receipt by any of the Post Indemnified Parties of any Services infringes upon or misappropriates the intellectual property of any Third Party, to the extent that any such Losses and Expenses are determined to have primarily resulted from Ralcorp’s, its Subsidiaries’, employees’, suppliers’ or contractors’ gross negligence, willful misconduct or bad faith; and (iv) Third-Party claims arising out of the provision of the Services, except to the extent that such Losses and Expenses are finally determined by a final non-appealable decision of a court having jurisdiction over Ralcorp and Post or pursuant to Article XII of the Distribution Agreement to have arisen out of the material breach of this Agreement, gross negligence, willful misconduct or bad faith of Post, its Subsidiaries, employees, suppliers or contractors or except to the extent that such Losses and Expenses relate to any other action or inaction by Post, its Subsidiaries, employees, suppliers or contractors which has affected or may affect or otherwise gives rise to claims in connection with contractual rights of such Third-Parties relating to employee benefits services, including, without limitation, any Third-Party administrative services or other agreements relating to employee benefits. The provisions of this indemnity shall apply only to losses which relate directly to the provision of Services.

Section 11.03	Limitations and Liability.

(a) Each Party shall have a duty to mitigate the Losses and Expenses for which the other Party is responsible hereunder. Except for Losses or Expenses arising out of or related to the gross negligence, willful misconduct or bad faith of Ralcorp or in respect of Article VIII, in no event shall Ralcorp’s (including its Subsidiaries’, employees’, contractors’ or suppliers’) cumulative aggregate liability arising under or in connection with this Agreement (or the provision of Services hereunder) exceed the amount of payments due to such Party from Post pursuant to this Agreement. IN NO EVENT SHALL EITHER PARTY OR ANY OF THEIR RESPECTIVE SUBSIDIARIES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL (INCLUDING LOSS OF REVENUES OR PROFITS, LOSS OF DATA, LOSS OF GOODWILL AND LOSS OF CAPITAL, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES), EXEMPLARY OR PUNITIVE DAMAGES OR THE LIKE ARISING UNDER ANY LEGAL OR EQUITABLE THEORY OR ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT (OR THE PROVISION OF SERVICES HEREUNDER), ALL OF WHICH ARE HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER OR NOT ANY PARTY TO THIS AGREEMENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

(b) It is not the intent of Post to receive from Ralcorp, or any of its officers, employees, Subsidiaries or representatives, professional opinions, whether with regard to tax, legal, treasury, finance, employment or other business and financial matters, or technical advice, whether with regard to information technology or other matters; Post shall not rely on, or construe, any Service provided to it as such professional advice or opinions or technical advice; and Post shall seek all third-party professional advice and opinions or technical advice as it may desire or need in connection with its business and operations.

Section 11.04	Indemnification Is Exclusive Remedy.

Except for equitable relief and rights pursuant to Section 5.02, Section 6.03 or Article VIII, the indemnification provisions of this Article XI shall be the exclusive remedy for breach of this Agreement.

Section 11.05	Risk Allocation.

Each Party agrees that the Fees charged under this Agreement reflect the allocation of risk between the Parties, including the disclaimer of warranties in Section 3.04(a) and the limitations on liability in Section 11.03. Modifying the allocation of risk from what is stated here would affect the Fees that Ralcorp charges, and in consideration of those Fees, each Party agrees to the stated allocation of risk.

Section 11.06	Indemnification Procedures.

All claims for indemnification pursuant to this Article XI shall be made in accordance with the provisions set forth in Section 11.06 and Section 11.07 of the Distribution Agreement. Notwithstanding anything to the contrary hereunder, no cause of action, dispute or claim for indemnification may be asserted against either Party or submitted to arbitration or legal proceedings which accrued more than two years after the later of (a) the occurrence of the act or event giving rise to the underlying cause of action, dispute or claim and (b) the date on which such act or event was, or should have been, in the exercise of reasonable due diligence, discovered by the Party asserting the cause of action, dispute or claim.

Section 11.07	Express Negligence.

THE INDEMNITY, RELEASES AND LIMITATIONS OF LIABILITY IN THIS AGREEMENT (INCLUDING ARTICLE III AND THIS ARTICLE XI) ARE INTENDED TO BE ENFORCEABLE AGAINST THE PARTIES IN ACCORDANCE WITH THE EXPRESS TERMS AND SCOPE THEREOF NOTWITHSTANDING ANY EXPRESS NEGLIGENCE RULE OR ANY SIMILAR DIRECTIVE THAT WOULD PROHIBIT OR OTHERWISE LIMIT INDEMNITIES BECAUSE OF THE NEGLIGENCE OR GROSS NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE) OR OTHER FAULT OR STRICT LIABILITY OF ANY OF THE INDEMNIFIED PARTIES.

Article XII

Miscellaneous

Section 12.01	Entire Agreement.

This Agreement (including the Schedules hereto), the Distribution Agreement and the other Transaction Agreements constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, negotiations, discussions, understandings and commitments, written or oral, between the Parties with respect to such subject matter.

Section 12.02	Choice of Law.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF MISSOURI, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION OR RULE THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

Section 12.03	Amendment.

This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of Ralcorp and Post.

Section 12.04	Waiver.

Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the Party or Parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently given for the purposes of this Agreement if, as to either Party, it is in writing signed by an authorized representative of such Party. The failure of either Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, or in any way to affect the validity of this Agreement or any part hereof or the right of either Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 12.05	Partial Invalidity.

Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 12.06	Execution in Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by and delivered to each of the Parties.

Section 12.07	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns; provided, however, that the rights and obligations of either Party under this Agreement shall not be assignable by such Party (whether by a sale of assets, merger, operation of law or otherwise) without the prior written consent of the other Party. The successors and permitted assigns hereunder shall include any permitted assignee as well as the successors in interest to such permitted assignee (whether by merger, liquidation (including successive mergers or liquidations) or otherwise).

Section 12.08	Third-Party Beneficiaries.

Except to the extent otherwise provided in Article XI and Section 12.12, the provisions of this Agreement are solely for the benefit of the Parties and their respective Subsidiaries, successors and permitted assigns and shall not confer upon any Third Party any remedy, claim, liability, reimbursement or other right in excess of those existing without reference to this Agreement.

Section 12.09	Notices.

All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given when delivered or mailed in accordance with the provisions of Section 14.09 of the Distribution Agreement.

Section 12.10	Performance.

Each Party shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party.

Section 12.11	No Public Announcement.

Neither Ralcorp nor Post shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that either Party shall be so obligated by law or the rules of any regulatory body, stock exchange or quotation system, in which case the other Party shall be advised and the Parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with applicable law, accounting and SEC disclosure obligations or the rules of any stock exchange.

Section 12.12	Limited Liability.

Notwithstanding any other provision of this Agreement, no individual who is a stockholder, director, employee, officer, agent or representative of Post or Ralcorp, in such individual’s capacity as such, shall have any liability in respect of or relating to the covenants or obligations of such Party under this Agreement and, to the fullest extent legally permissible, each of Post and Ralcorp, for itself and its respective stockholders, directors, employees, officers and Subsidiaries, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable law.

Section 12.13	Dispute Resolution.

The Parties agree that any dispute, controversy or claim between them with respect to the matters covered hereby shall be governed by and resolved in accordance with the procedures set forth in Section 4.03 and in Article XII of the Distribution Agreement.

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THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their authorized representatives as of the date first above written.

Ralcorp Holdings, Inc.

By:	/s/ Gregory A. Billhartz
	Name:	Gregory A. Billhartz
	Title:	Corporate Vice President, General Counsel and Secretary

Post Holdings, Inc.

By:	/s/ Robert V. Vitale
	Name:	Robert V. Vitale
	Title:	Chief Financial Officer